UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Merus N.V.

(Name of Subject Company)

Merus N.V.

(Name of Person Filing Statement)

Common Shares, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number of Class of Securities)

Greg Mueller

c/o Genmab A/S

Carl Jacobsens Vej 30

2500 Valby

Denmark

+45 70 20 27 28

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Clare O’Brien Derrick Lott Harald Halbhuber Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, NY 10022 Telephone: +1 (212) 848-4000	Christiaan de Brauw Olivier Valk Allen Overy Shearman Sterling LLP Apollolaan 15 1077AB Amsterdam The Netherlands Telephone: +31 20 674 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Merus N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Merus”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2025, relating to the tender offer by Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Genmab A/S, a public limited liability company (Aktieselskab) organized under the laws of Denmark (“Genmab”), to purchase all of the issued and outstanding common shares, nominal value €0.09 per share (each, a “Common Share,” and collectively, the “Common Shares”), in the capital of Merus in exchange for an amount in cash equal to $97.00 per Common Share (such amount, the “Offer Consideration”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”) filed by Genmab and Purchaser with the SEC on October 21, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “Tender Offer” is hereby further amended and supplemented by adding the following section after the last paragraph of such section:

Expiration of Subsequent Offering Period

At 5:00 p.m. New York City time on December 29, 2025, the Subsequent Offering Period expired. Equiniti Trust Company, LLC, the Depositary for the Offer, has advised Genmab and Purchaser that, as of the expiration time of the Subsequent Offering Period, a total of 73,884,293 Common Shares were validly tendered pursuant to the Offer and not properly withdrawn (including a total of 2,421,216 Common Shares tendered during the Subsequent Offering Period). The aggregate number of Common Shares validly tendered pursuant to the Offer and not properly withdrawn represents approximately 97.39% of the total share capital of Merus (including approximately 3.19% of the total share capital of Merus tendered during the Subsequent Offering Period), in each case, issued and outstanding as of the expiration time of the Subsequent Offering Period and calculated in accordance with the Transaction Agreement. Purchaser has accepted for payment all Common Shares validly tendered pursuant to the Offer during the Subsequent Offering Period.

The Common Shares ceased to trade on Nasdaq prior to the opening of trading on December 30, 2025, and Nasdaq has filed or will file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist the Common Shares from Nasdaq and deregister the Common Shares under Section 12(b) of the Exchange Act. In addition, after the Form 25 becomes effective, Purchaser intends to cause Merus to file with the SEC a Certification and Notice of Termination of Registration on Form 15 and take steps to cause the suspension of all of Merus’ reporting obligations to the SEC with respect to the Common Shares.

In accordance with the Transaction Agreement, Genmab and Purchaser consummated the Back-End Merger effective as of 6:00 p.m. New York City time on December 29, 2025 (12:00 a.m. Central European Time on December 30, 2025) and the Back-End Cancellation effective as of 6:30 p.m. New York City time on December 29, 2025 (12:30 a.m. Central European Time on December 30, 2025). As a result of the Back-End Merger and the Back-End Cancellation, each Common Share held by Merus Shareholders (other than Purchaser) as of immediately prior to the Back-End Merger (each, a “Minority Shareholder,” and collectively, the “Minority Shareholders”) was cancelled through the Back-End Merger and the Back-End Cancellation and converted into the right to receive an amount in cash equal to the Offer Consideration multiplied by the number of Common Shares held by such Minority Shareholder immediately prior to the Back-End Merger (the “Back-End Cancellation Consideration”), less any applicable withholding taxes, including any Dutch dividend withholding tax (dividendbelasting) due in respect of the Back-End Cancellation Consideration. No Common Shares remain outstanding following the consummation of the Back-End Merger and the Back-End Cancellation. As described in the Offer to Purchase, Equiniti Trust Company, LLC, the paying agent for payment of the Back-End Cancellation Consideration (the “Paying Agent”), will deduct and withhold Dutch dividend withholding tax (dividendbelasting) from the Back-End Cancellation Consideration payable in respect of the Back-End Cancellation, in an amount equal to $10.67 (“Dutch Dividend Tax Amount”) for each Common Share cancelled through the Back-End Merger and the Back-End Cancellation and converted into the right to receive an amount in cash equal to the Back-End Cancellation Consideration. Promptly following the Back-End Cancellation Effective Time, Genmab instructed the Paying Agent to deduct and withhold the Dutch Dividend Tax Amount from the Back-End Cancellation Consideration payable in respect of the Back-End Cancellation and remit the Dutch Dividend Tax Amounts so withheld to the Dutch tax authority or, at the direction of New TopCo, to New TopCo (which will subsequently remit such Dutch Dividend Tax Amounts to the Dutch tax authority).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERUS N.V.

By:	/s/ Jan G. J. van de Winkel
Name: Jan G. J. van de Winkel
Title: Chief Executive Officer

Dated: December 30, 2025